UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Short Form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park, Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

April 17, 2013.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

BLADEX’S FIRST QUARTER 2013 NET INCOME TOTALS $16.3 MILLION, OR $0.43
PER SHARE AS THE COMMERCIAL PORTFOLIO GROWS 5% Q-O-Q, 14% Y-O-Y.

PANAMA CITY, April 17, 2013 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”) announced today its results for the first quarter ended March 31, 2013.

First Quarter 2013 Business Highlights

•	The Bank’s first quarter 2013 Net Income reached $16.3 million, or $0.43 per share, compared to $24.6 million, or $0.64 per share, in the previous quarter, and $32.2 million, or $0.86 per share in the first quarter 2012. The $8.3 million decrease in Net Income versus the previous quarter was mainly driven by moderate generic provision requirements due to portfolio growth, compared to $9.9 million in reversals of provisions for credit losses recorded in the previous quarter. The decrease versus the first quarter 2012 was largely driven by lower gains from Treasury activities, including the investment in the Investment Funds, along with $4.4 million in reversals of provisions for credit losses recorded in the first quarter 2012.
•	The Commercial Division’s portfolio balance grew 14% year-on-year, and 5% quarter-on-quarter, to $6.2 billion as of March 31, 2013, mainly attributable to strong demand in the Bank’s client base of Corporations (+22% YoY; +19% QoQ). Quarterly average balances reached $5.9 billion, up 3% from the previous quarter, and up 13% compared to the first quarter 2012.
•	During the first quarter 2013, credit disbursements totaled $3.5 billion, the same level as in the previous quarter, and a 39% increase compared to the same period of a year ago.
•	The Bank’s credit quality remained strong with no loan balances in non-accrual status as of March 31, 2013, the same level as of December 31, 2012, and compared to $24 million, or 0.5% of the loan portfolio as of March 31, 2012. The ratio of the allowance for credit losses to the Commercial Portfolio’s ending balances was 1.3% as of March 31, 2013, nearly unchanged from December 31, 2012, and compared to 1.6% as of March 31, 2012.
•	As of March 31, 2013, the Bank’s Tier 1 capital ratio was 16.6%, compared to 17.9% as of both December 31, 2012 and March 31, 2012. The Bank’s leverage as of these dates was 8.2x, 8.2x, and 7.7x, respectively. The Bank’s equity consists entirely of issued and fully paid ordinary common stock.

(*) Net income or loss attributable to Bladex Stockholders (“Net Income”, or “Net Loss”).

CEO's Comments

Mr. Rubens V. Amaral Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s First Quarter 2013 results: “Bladex commenced 2013 with satisfactory results in what historically has been the slowest quarter of the year – First Quarter 2012 results notwithstanding. The results for first quarter 2013 were driven by an expansion of the Commercial Portfolio that reflects the Region´s positive growth dynamics and Bladex´s competitive edge. Thanks to its diversified economies and fairly positive growth outlook, especially when compared to other regions of the world, Latin America is attracting flows of capital from all parts of the globe, and experiencing an environment of ample liquidity in most of its markets. While this certainly represents a challenge with regards to net margins and increased levels of competition, Bladex has proven its ability to compete effectively, growing its core business without sacrificing margins and spreads. This is being achieved by managing the portfolio mix, on both the asset and liability sides of the balance sheet, with high quality counterparties, and seeking higher risk-adjusted returns, working both the short-term and the medium-term (one-to-five year) components of our tenor structure. This very gradual shift is reflected in moderate, incremental generic reserve requirements, and an absence of non-performing assets. The diversification of commission and fee income is also gaining pace, with Bladex making progress in establishing a track record of successful syndications of various sizes every quarter, and steadily adding to its list of awarded mandates. Very importantly, Bladex is making good on its commitment to containing, and even reducing its core expense base as the Bank pushes for increased efficiency in the way it operates. With the successful conclusion of the sale of the Asset Management Unit, announced earlier this month, Bladex is now able to focus its efforts on strengthening and growing its core business.” Mr. Amaral concluded.

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CONSOLIDATED RESULTS OF OPERATIONS

KEY FINANCIAL FIGURES AND RATIOS

The following table illustrates the consolidated results of operations of the Bank for the periods indicated below:

(US$ million, except percentages and per share amounts)	1Q13	4Q12	1Q12
Net Interest Income	$26.0	$24.2	$29.6
Net Operating Income (Loss) by Business Segment:
Commercial Division	$20.4	$21.2	$21.3
Treasury Division	$(3.8)	$(6.3)	$7.0
Net Operating Income	$16.6	$14.9	$28.3
Net income - business segment	$16.3	$24.8	$32.7
Net income attributable to the redeemable noncontrolling interest	$0.0	$0.1	$0.1
Net Income attributable to Bladex Stockholders - business segment	$16.3	$24.7	$32.5
Net loss from discontinued operations	$0.0	$(0.1)	$(0.3)
Net Income attributable to Bladex Stockholders	$16.3	$24.6	$32.2

Net Income per Share (1)	$0.43	$0.64	$0.86
Book Value per common share (period end)	$22.02	$21.67	$20.79
Return on Average Equity (“ROE”)	7.9%	11.9%	16.6%
Operating Return on Average Equity ("Operating ROE") (2)	8.1%	7.2%	14.6%
Return on Average Assets (“ROA”)	1.0%	1.6%	2.1%
Net Interest Margin	1.62%	1.54%	1.90%
Efficiency Ratio (3)	45%	52%	31%

Tier 1 Capital (4)	$845	$826	$780
Total Capital (5)	$909	$883	$835
Risk-Weighted Assets	$5,098	$4,609	$4,347
Tier 1 Capital Ratio (4)	16.6%	17.9%	17.9%
Total Capital Ratio (5)	17.8%	19.2%	19.2%
Stockholders’ Equity	$845	$826	$782
Stockholders’ Equity to Total Assets	12.3%	12.2%	13.0%
Accumulated other comprehensive income (loss) ("OCI")	$(1)	$(1)	$0

Leverage (times) (6)	8.2	8.2	7.7
Liquid Assets / Total Assets (7)	8.3%	10.2%	8.7%
Liquid Assets / Total Deposits	22.1%	29.8%	21.9%

Non-Accruing Loans to Total Loans, net	0.0%	0.0%	0.5%
Allowance for Credit Losses to Commercial Portfolio	1.3%	1.3%	1.6%
Credit provision to non-accruing balances	n.m. (*)	n.m. (*)	363.3%

Total Assets	$6,894	$6,756	$6,030

(*) "n.m." means not meaningful.

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RECENT EVENTS

▪	Annual Shareholders’ Meeting: The Bank is holding its Annual Shareholders’ Meeting on April 17, 2013. At the meeting, holders of the Bank’s common stock will vote for: i) the approval of the Bank’s audited financial statements for the fiscal year ended December 31, 2012, ii) the ratification of Deloitte as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2013, iii) the re-election of four directors, one to represent Class A shareholders and three directors to represent the holders of Class E shares of the Bank’s common stock, iv) to approve, on an advisory basis, the compensation of the Bank’s executive officers, and v) to transact such other business as may properly come before the Annual Meeting.

▪	Quarterly dividend payment: At the Board of Director’s meeting held April 16, 2013, the Bank’s Board approved a quarterly common dividend of $0.30 per share corresponding to the first quarter 2013. The dividend will be paid on May 7, 2013, to stockholders registered as of April 29, 2013.

▪	Bladex Asset Management: On April 2, 2013, the Bank announced it had finalized a definitive agreement for the sale of its Asset Management Unit. The Unit was sold to Alpha4X Asset Management, LLC (“Alpha4X”), a newly-formed company that is majority-owned by the current asset management team. A subsidiary of XL Group plc (NYSE: XL) will acquire a minority equity stake in Alpha4X as part of the sale. The sale of the unit is expected to close in the second quarter of 2013. The Bank will continue in its role as anchor investor for a period of up to 3 years with a reduced investment amount, and will also enjoy certain revenue-sharing rights during that period.

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

Footnotes:

(1)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(2)	Operating ROE: Annualized net operating income divided by average stockholders’ equity.

(3)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(4)	Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the Available for Sale portfolio. Tier 1 Capital ratio is calculated as a percentage of risk weighted assets. Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(5)	Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(6)	Leverage corresponds to assets divided by stockholders’ equity.

(7)	Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits. Liquidity ratio refers to liquid assets as a percentage of total assets.

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SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

About Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region. Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors. Through March 31, 2013, Bladex had disbursed accumulated credits of approximately $195 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Thursday, April 18, 2013 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions.  The replay passcode is: 92903891.

For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

Tel: (507) 210-8630

E-mail address: cschech@bladex.com

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Investor Relations Firm:

i-advize Corporate Communications, Inc.

Mrs. Melanie Carpenter

20 Broad Street, 25th Floor, New York, NY 10005

Tel: (212) 406-3692

E-mail address: mcarpenter@i-advize.com

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